United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 8, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

July 2-8, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Transactions in Own Shares	July 2, 2025
Transactions in Own Shares	July 3, 2025
Transactions in Own Shares	July 4, 2025
Transactions in Own Shares	July 7, 2025
Transactions in Own Shares	July 8, 2025

2

July 2, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 1 July 2025 it purchased a total of: (i) 37,819 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,280 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	1 July 2025	1 July 2025	1 July 2025	1 July 2025
Aggregate number of ordinary shares purchased	37,819	10,714	1,786	3,780
Highest price paid (per ordinary share)	USD 94.3200	GBP 68.8000	GBP 68.7000	GBP 68.7000
Lowest price paid (per ordinary share)	USD 93.0300	GBP 67.2000	GBP 67.3000	GBP 67.2000
Volume weighted average price paid (per ordinary share)	USD 93.4906	GBP 67.8731	GBP 67.9646	GBP 68.1845

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/3787P_1-2025-7-2.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

July 3, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 2 July 2025 it purchased a total of: (i) 37,809 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,789 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	2 July 2025	2 July 2025	2 July 2025	2 July 2025
Aggregate number of ordinary shares purchased	37,809	10,073	1,679	5,037
Highest price paid (per ordinary share)	USD 93.9800	GBP 69.2000	GBP 69.2000	GBP 69.2000
Lowest price paid (per ordinary share)	USD 93.0200	GBP 68.1000	GBP 68.1000	GBP 68.1000
Volume weighted average price paid (per ordinary share)	USD 93.5132	GBP 68.5545	GBP 68.5817	GBP 68.6741

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/5147P_1-2025-7-2.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

July 4, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 3 July 2025 it purchased a total of: (i) 37,145 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,436 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	3 July 2025	3 July 2025	3 July 2025	3 July 2025
Aggregate number of ordinary shares purchased	37,145	9,794	1,679	4,963
Highest price paid (per ordinary share)	USD 96.2800	GBP 69.8000	GBP 69.8000	GBP 69.8000
Lowest price paid (per ordinary share)	USD 93.5000	GBP 68.5000	GBP 68.6000	GBP 68.6000
Volume weighted average price paid (per ordinary share)	USD 94.8888	GBP 69.1668	GBP 69.1621	GBP 69.2047

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/7009P_1-2025-7-3.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

July 7, 2025
Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 4 July 2025 it purchased a total of: (i) 0 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 13,374 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues[3]	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	4 July 2025	4 July 2025	4 July 2025	4 July 2025
Aggregate number of ordinary shares purchased	0	9,902	1,460	2,012
Highest price paid (per ordinary share)	USD 0	GBP 71.1000	GBP 70.9000	GBP 71.0000
Lowest price paid (per ordinary share)	USD 0	GBP 69.9000	GBP 70.1000	GBP 70.1000
Volume weighted average price paid (per ordinary share)	USD 0	GBP 70.5901	GBP 70.6593	GBP 70.7364

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme").[3] In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/9591P_1-2025-7-6.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.
[3] No purchases were made on the US Trading Venues on 4 July 2025 on account of the Independence Day Public Holiday.

July 8, 2025

Coca-Cola Europacific Partners plc (the “Company”)
Transactions in Own Shares

The Company confirms that on 7 July 2025 it purchased a total of: (i) 36,515 ordinary shares of EUR 0.01 ("ordinary shares") on the US Trading Venues[1] and (ii) 16,050 ordinary shares on the London Trading Venues[2]; in both cases, from Goldman Sachs & Co. LLC, Goldman Sachs International or one of their affiliates, as detailed below.

The repurchased ordinary shares will be cancelled.

	US Trading Venues	London Stock Exchange	CBOE Europe Limited (CXE)	CBOE Europe Limited (BXE)
Date of purchase	7 July 2025	7 July 2025	7 July 2025	7 July 2025
Aggregate number of ordinary shares purchased	36,515	9,826	1,633	4,591
Highest price paid (per ordinary share)	USD 97.2300	GBP 71.4000	GBP 71.4000	GBP 71.4000
Lowest price paid (per ordinary share)	USD 96.1700	GBP 70.7000	GBP 70.8000	GBP 70.7000
Volume weighted average price paid (per ordinary share)	USD 96.8422	GBP 71.1325	GBP 71.1503	GBP 71.0461

The purchases form part of the Company's share buyback programme announced on 14 February 2025 (the "Programme"). In connection with the Programme, the Company expects to repurchase up to EUR 1 billion of ordinary shares (in aggregate).

This announcement does not constitute, or form part of, an offer or solicitation of an offer for securities in any jurisdiction.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), full details of the transactions, are set out in the Schedule to this announcement available through the link below:

http://www.rns-pdf.londonstockexchange.com/rns/0748Q_1-2025-7-7.pdf

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP

Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn.

[1] The “US Trading Venues” comprise Nasdaq and other applicable US trading venues.
[2] The “London Trading Venues” comprise the London Stock Exchange, CBOE Europe Limited (BXE) and CBOE Europe Limited (CXE). Goldman Sachs acquired CREST Depositary Interests on the London Trading Venues, which will be cancelled together with the underlying shares they represent.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: July 8, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary